SO
3-11-02



SECURI 02007530 MMISSION

SEC RECEIVED FEB 28 2002 WASH. D.C. 340

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SEC FILE NUMBER
8- 53235

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/28/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BONDS DIRECT SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 MADISON AVENUE, 8TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAXINE SYRJAMAKI (310) 914-6034
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

355 SOUTH GRAND AVENUE, SUITE 2000	LOS ANGELES,	CA	90071-1568
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/02

OATH OR AFFIRMATION

I, MAXINE SYRJAMAKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BONDS DIRECT SECURITIES LLC, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 19TH DAY OF FEBRUARY, 2002

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title


ROBERT A. EISNER
Commission # 1314718
Notary Public - California
Los Angeles County
My Comm. Expires Jul 23, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Bonds Direct Securities LLC:

We have audited the accompanying statement of financial condition of Bonds Direct Securities LLC (the Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Bonds Direct Securities LLC as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 24, 2002



BONDS DIRECT SECURITIES LLC

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	294,723
Receivable from brokers and dealers		12,287,306
Securities owned		67,819,713
Premises and equipment		608,545
Other assets		103,364
	$	81,113,651

Liabilities and Members' Equity

Securities sold, not yet purchased	$	70,148,652
Accrued expenses and other liabilities		680,400
Due to affiliate		2,892
		70,831,944
Liabilities subordinated to claims of general creditors		10,000,000
Members' equity:		
Members' capital		3,000,000
Accumulated deficit		(2,718,293)
Total members' equity		281,707
	$	81,113,651

See accompanying notes to statement of financial condition.

BONDS DIRECT SECURITIES LLC

Notes to Statement of Financial Condition

December 31, 2001

(1) Summary of Significant Accounting Policies

Bonds Direct Securities LLC ("Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company was set up as a Delaware limited liability company in 2001. The Company is engaged in the trading of odd lots of investment grade corporate bonds.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned, and securities sold, not yet purchased, are valued at market.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, consisting of cash, are carried at fair value. Similarly, liabilities, including subordinated liabilities, are carried at amounts approximating fair value. Securities owned and securities sold, not yet purchased are valued at quoted market prices.

Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). The contributed software is being amortized using the straight-line method over its estimated useful life of five years. Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

Federal and State Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and accordingly are not subject to income taxes. Therefore, no provision for income taxes is included in the Company's statement of financial condition.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased, as of December 31, 2001:

		Securities owned	Securities sold, not yet purchased
U.S. Government debt securities	$	13,795,864	10,652,597
Corporate debt securities		54,023,849	59,496,055
	$	67,819,713	70,148,652

(3) Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2001:

Furniture, fixtures and equipment	$	677,490
Leasehold improvements		37,324
Total		714,814
Less accumulated depreciation and amortization		106,269
	$	608,545

(4) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001, the Company had the following subordinated loans:

Amount	Interest Rate	Maturity Date	Lender(s)
$ 3,700,000	10%	August 31, 2004	Jefferies Group, Inc.
5,000,000	10%	January 31, 2005	Jefferies Group, Inc.
1,000,000	10%	June 30, 2003	Various
300,000	10%	August 31, 2004	Various
$10,000,000			

The subordinated notes are covered by agreements approved by the NASD Regulation, Inc. and are included by the Company for the purpose of computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule.

(5) Related Party Transactions

Included in members' capital is an investment in the Company by Jefferies Group, Inc. of $2,500,000.

Included in receivable from brokers and dealers is $12,287,306 due from Jefferies & Company, Inc.

The Company received interest from Jefferies & Company, Inc.

The Company paid interest to Jefferies & Company, Inc. The Company also paid interest to Jefferies Group, Inc. for subordinated loans.

The Company paid Jefferies & Company, Inc. for providing clearing and general and administrative services to the Company pursuant to a service agreement.

(6) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's financial statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

(7) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2001, the Company had net capital of $6,911,643, which was $6,661,643 in excess of required net capital.



BONDS DIRECT SECURITIES LLC

(SEC Identification No. 8-53235)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)